Response Biomedical Completes Initial Closing of an expected
$5.0 Million Financing

FOR IMMEDIATE RELEASE

Vancouver, British Columbia, October 28, 2008 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) (the “Company”) today announced that it has completed an initial closing of the financing announced on October 14, 2008 and amended on October 17, 2008, raising gross proceeds of $4.66 million. The closing involved a brokered and non-brokered private placement of 31,084,435 units at a price of $0.15 for each unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each full warrant is exercisable for one common share at a price of $0.20 per share. The warrants may be exercised for a period of 36 months from the closing date. Subject to delivery of necessary funds and documents, a further non-brokered financing of approximately $340,000 is expected to close within the next few days on the same terms, bringing the gross proceeds raised by that time to $5.0 million.

The common shares issued under the initial closing will have a hold period under Canadian law until March 1, 2009. The hold period for the additional common shares issued in the subsequent closing, if any, will be four months from the date of the closing.

Net proceeds of this offering will be used for working capital purposes, in particular toward the launch of the Flu A+B test sold by 3M Medical and the cardiovascular test line to be marketed by Roche Diagnostics.

“This financing, coupled with the commitments of our partners puts us in a much stronger position to take advantage of opportunities in the diagnostic market, as our partners prepare to market our two key product candidates, Flu A+B Test, which 3M has commenced selling this month, and NT-proBNP Test expected to be launched by Roche Diagnostics in the first quarter of 2009,” said S. Wayne Kay, CEO. “We are also continuing to explore new opportunities with potential partners interested in funding further development applications in clinical areas not covered by our current partnerships.”

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About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use. The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack and congestive heart failure.

In late 2006, the Company formed a strategic alliance with 3M Company to commercialize rapid infectious disease tests worldwide and in 2008 entered into a strategic alliance with Roche Diagnostics to commercialize rapid cardiovascular tests worldwide.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. Response has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

This press release does not constitute an offer to purchase securities. The securities to be offered in the private placement have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States except pursuant to an available exemption from such registration requirements.

Statements contained in this press release relating to future results, events or developments, including statements regarding the use of proceeds of the offering and the Company's partnering efforts, are "forward-looking statements" or "forward-looking information" under applicable United States and Canadian securities laws. Forward-looking statements and information can often be identified by the use of the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", "goal" and similar expressions, Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations

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imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report, our Annual Information Form (AIF) (Form 40-F in the U.S.) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

Response Biomedical Contacts:
Bill Wickson
Manager, Investor Relations
Response Biomedical Corporation
Tel (604) 456-6073
Email: bwickson@responsebio.com

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